GREATMAT TECHNOLOGY CORPORATION
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

March 16, 2011

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Re:	Greatmat Technology Corporation
Item 4.01 Form 8-K filed March 4, 2011
File No. 000-53481

Dear Mr. Gordon:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Greatmat Technology Corporation (the “Company”) dated March 7, 2011 (the “Comment Letter”).  The comments in the Comment Letter pertain to the Current Report on Form 8-K of the Company filed with the Commission on March 4, 2011 (the “Original 8-K”).  The Company intends to file an amendment to the Original 8-K (the “8-K Amendment”) with the Commission contemporaneously with this letter which contains the amendments described below.

For your convenience, we have included the Staff’s comment in italics before the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Staff Comment 1.   Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.  See Item 304(a)(1)(ii) of Regulation S-K.

Response:   The Company intends to amend the second paragraph of Item 4.01(a) to refer to the “reports”, instead of “report,” as requested in Staff Comment 1.

Staff Comment 2.   In addition, we note your disclosure that the report of Albert Wong & Co. dated October 6, 2010 on your financial statements in the Form 10-K for the fiscal year ended July 31, 2010 contained an explanatory paragraph which noted that there was substantial doubt as to your ability to continue as a going concern.  It also appears that the report of Albert Wong & Co. dated November 12, 2009 on your financial statements in the Form 10-K for the fiscal year ended July 31, 2009 contained an explanatory paragraph which noted that there was substantial doubt as to your ability to continue as a going concern.  As such, please revise your disclosure in an amended form 8-K to also address the explanatory paragraph in the report dated November 12, 2009.

Mr. Jeffrey Gordon
Staff Accountant
Securities and Exchange Commission
March 16, 2011

Response:   The Company intends to amend the second paragraph of Item 4.01(a) to read as follows so as to address Staff Comment 2:

“The reports of Albert Wong & Co. on the Company’s financial statements as of and for either of the years ended July 31, 2010 and 2009 contained no adverse opinion or disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principle other than the following: the report of Albert Wong & Co. dated October 6, 2010 on our financial statements in the Form 10-K for the fiscal year ended July 31, 2010 and the report of Albert Wong & Co. dated November 12, 2009 on our financial statements in the Form 10-K for the fiscal year ended July 31, 2009 each contained an explanatory paragraph which noted that there was substantial doubt as to our ability to continue as a going concern.”

Staff Comment 3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:   The Company intends to obtain and file an updated Exhibit 16 letter from Albert Wong & Co. stating whether the accountant agrees with the statements made in the 8-K Amendment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comment of the Staff.  Comments or questions regarding this letter may be directed to James Shafer of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely, /s/ Chris Yun Sang So Chris Yun Sang So

CC:	James Shafer
The Crone Law Group